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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3628

Attention:	Ms. Cecilia Blye
Chief, Office of Global Security Risk

Re:	Comment Letter dated December 22, 2009
Embraer – Empresa Brasileira de Aeronáutica S.A.
Form 20-F for Fiscal Year Ended December 31, 2008
Filed May 1, 2009
File No. 333-132289

Dear Ms. Blye:

By letter dated December 22, 2009 (the “Comment Letter”), the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) issued a comment to the annual report on Form 20-F filed with the Commission on May 1, 2009 by Embraer – Empresa Brasileira de Aeronáutica S.A.

On behalf of our client, Embraer – Empresa Brasileira de Aeronáutica S.A. (together with its subsidiaries, “Embraer”), we are responding below to the comment contained in the Comment Letter. Statements on factual matters are based on information furnished by Embraer. For your convenience, we have reproduced below in bold the Staff’s comment and have provided our response immediately below the comment.

Ms. Cecilia Blye

Division of Corporation Finance

Securities and Exchange Commission

Form 20-F for Fiscal Year Ended December 31, 2008.

General

1. We are aware of publicly-available information that the Iranian and Sudanese air forces are in possession of several of your aircraft. We note also that you state on page 22 that you have sold aircraft to military forces in Latin America, and you state on page 26 that you have a customer base in the commercial airline market in the Middle East and Africa. Latin America, the Middle East, and Africa are references generally understood to encompass Cuba, Iran, Syria, and Sudan. Cuba, Iran, Syria, and Sudan are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your annual report does not include disclosure regarding contacts with Cuba, Iran, Syria, or Sudan.

Please describe to us the nature and extent of your past, current, and anticipated operations in, and other contacts with, Cuba, Iran, Syria, and Sudan, if any, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should describe any products, including aircraft and avionics, parts, equipment, components, software, technology, or services you have sold, leased, or otherwise provided into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Cuba, Iran, Syria, or Sudan, or entities controlled by those governments.

As supplemental information, we advise you that the reference on page 22 of Embraer’s annual report on Form 20-F for the year ended December 31, 2008 (the “2008 Annual Report”), filed on May 1, 2009, with the Commission, refers to sales of aircraft to military forces in the following Latin American countries: Argentina, Brazil, Chile, Colombia, Dominican Republic, Ecuador, Honduras, Mexico, Paraguay, Peru, Uruguay and Venezuela; the reference on page 26 of the 2008 Annual Report to Embraer’s customer base in the commercial airline market in the Middle East and Africa is to sales of aircraft to Embraer’s airline customers in Jordan, Lebanon, Oman, Saudi Arabia, Angola, Botswana, Egypt, Lybia, Mozambique, Nigeria and South Africa. The language in the 2008 Annual Report and cited in the Comment Letter does not, and was not intended to, refer to Cuba, Iran, Syria and Sudan.

Sales of aircraft to military forces in Venezuela refers to the sales and deliveries of 30 Embraer Tucano aircraft to the Ministry of Defense of Venezuela from May 1986 to January 1988. These sales and deliveries were made prior to the issuance by the U.S. Department of State of Public Notice 5506, effective on August 17, 2006. Since the issuance of the Public Notice, Embraer has not sold any U.S. origin defense goods or technology to Venezuela.

Ms. Cecilia Blye

Division of Corporation Finance

Securities and Exchange Commission

As requested, Embraer informs you that it does not have any operations in Cuba, Iran, Syria, and Sudan. In addition, with the exception of sales of aircraft to Iran described below, which were made prior to the United States embargo of that country (and prior to Embraer’s registration with the Commission in 2000), Embraer has not sold any aircraft or other items to the governments of Cuba, Iran, Syria and Sudan, nor does it provide any services, including maintenance and support services, to such countries. To the best of its knowledge, Embraer has not sold any aircraft or other items to entities incorporated in those countries or individuals resident in Cuba, Iran, Syria or Sudan.

From September 4 to October 2, 1989, Embraer delivered 15 Embraer Tucano aircraft to the Iranian Ministry of Islamic Revolutionary Guard Corps. These sales and deliveries were made prior to President Clinton’s issuance of Executive Order 12959 of May 6, 1995. Since the issuance of the Executive Order, Embraer has not sold any items or entered into transactions with the Iranian Government, nor has it provided maintenance services and technical or material support for the Embraer Tucanos sold to the Ministry of Islamic Revolutionary Guard Corps.

Embraer does not anticipate having operations in Cuba, Iran, Syria and Sudan, nor selling any items, software, or technology to these countries, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Embraer maintains a formal Corporate Export Control Policy applicable to all of its employees, subsidiaries and activities. Embraer believes it is in compliance with all applicable laws and regulations, including applicable provisions of the laws of the United States, European Union, and Brazil with respect to sales and transactions with these countries.

We have attached hereto Embraer’s representation letter as requested by the Staff in the Comment Letter. We appreciate in advance your time and attention to our response. Should you have any additional questions or concerns, please feel free to call me at +55 11 3708-1830.

Very truly yours,

            /s/ Richard S. Aldrich, Jr.

Richard S. Aldrich, Jr.

Encl.

Ms. Cecilia Blye

Division of Corporation Finance

Securities and Exchange Commission

cc:	Mr. Pradip Bhaumik (Special Counsel, Office of Global Security Risk)
Mr. Max Webb (Assistant Director, Division of Corporation Finance)

Mr. Frederico Pinheiro Fleury Curado (Embraer)
Dr. Flávio Rimoli (Embraer)
Mr. André Luís da Costa Gaia (Embraer)
Ms. Jaime Boucher (Skadden, Arps, Slate, Meagher & Flom LLP)
Mr. Robert Chilstrom (Skadden, Arps, Slate, Meagher & Flom LLP)

Embraer

Empresa Brasileira

de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2.170

12227-901 – S.J. dos Campos – SP

Brasil

January 15, 2010

VIA FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3628

Att:	Ms. Cecilia Blye, Chief Office of Global Security Risk

Re.:	Embraer – Empresa Brasileira de Aeronáutica S.A.
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed May 1, 2009
File No. 333-132289

Dear Ms. Blye,

By letter dated December 22, 2009 (the “Comment Letter”), the Staff (the “Staff”) of the Office of Global Security Risk of the Securities and Exchange Commission (the “Commission”) provided a comment to the annual report on Form 20-F for the year ended December 31, 2008, filed with the Commission on May 1, 2009 (the “2008 Form 20-F”) by Embraer – Empresa Brasileira de Aeronáutica S.A. (“Embraer”). In connection with our response to the Comment Letter, we confirm that:

•	Embraer is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 20-F;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 20-F; and

•	Embraer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Embraer – Empresa Brasileira de Aeronáutica S.A.

By: /s/ Flávio Rímoli

Flávio Rímoli

Executive Vice President & General Counsel

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